EXHIBIT 99.1

TOP Ships Inc. Announces Time Charter With Oil Major For 2 Suezmax Vessels

ATHENS, Greece, June 07, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels focusing on the transportation of crude oil and petroleum products, announced today that it has agreed to enter into time charter employment with a major oil company for its two Suezmax vessels currently under construction at Hyundai Samho, South Korea, with Hull numbers S874 and S875 (the “Vessels”).

The Vessels will be employed for a firm period of 36 months plus two additional 12 month periods, at the charterer’s option, starting upon the Vessels’ deliveries expected to take place in April 2019 and May 2019. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $96 million.

The Company had previously entered into charter agreements with a related party for the Vessels. The related party consented to be replaced by the new charterer, which was secured by the company’s CEO.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very happy to have entered into this fixture for our very high specification scrubber fitted Suezmax vessels. Our strategy of acquiring very high quality tonnage has once again been embraced by top quality charterers. Due to their scrubbers, these vessels have achieved daily rates that are above the current market thereby giving us a payback on investment for scrubbers in less than 2 years.  These charters will significantly facilitate the financing of the vessels due to the charter duration, the rate and the quality of the counterparty.  Total gross revenue backlog for the fixed charter period of operating vessels as of June 7, 2018 is about $177 million, increasing to about $192 million when adding the 50% of our joint venture vessels.”

Following the abovementioned time charters, the Company’s projected charter coverage is as follows:

Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2018	100%	100%
2019	83%	86%
2020	76%	80%
2021	36%	37%
2022	6%	5%

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com